SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

DISH NETWORK CORPORATION

(Name of Subject Company (Issuer))

ECHOSTAR CORPORATION

(Name of Filing Person (Offeror and Affiliate of Issuer))

0% Convertible Notes due 2025 and 3.375% Convertible Notes due 2026

(Title of Class of Securities)

25470MAF6 (2025 Notes) and 25470MAB5 (2026 Notes)

(CUSIP Number of Class of Securities)

Dean A. Manson
Chief Legal Officer and Secretary
EchoStar Corporation
9601 South Meridian Boulevard
Englewood, Colorado 80112
(303) 723-1000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jonathan Michels Andrew J. Ericksen Laura Katherine Mann White & Case LLP 1221 Avenue of the Americas New York, New York 10020 (212) 819-8200	Timothy A. Messner Secretary DISH Network Corporation 9601 South Meridian Boulevard Englewood, Colorado 80112 (303) 723-1000	John Tripodoro Ariel Goldman Tristan Manley Cahill Gordon & Reindel LLP 32 Old Slip, New York, New York 10005

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by EchoStar Corporation (“EchoStar”) with the Securities and Exchange Commission (the “SEC”) on October 11, 2024, as amended by Amendment No. 1 on Schedule TO, filed with the SEC on November 1, 2024, and Amendment No. 2 on Schedule TO, filed with the SEC on November 5, 2024 (as so amended, this “Schedule TO”).

This Schedule TO relates to offers pursuant to which EchoStar is offering to exchange (the “exchange offers”) any and all of the 0% Convertible Notes due 2025 (the “DISH Network 2025 Notes”) issued by DISH Network Corporation (“DISH Network”) and any and all of the 3.375% Convertible Notes due 2026 issued by DISH Network (the “DISH Network 2026 Notes,” together with the DISH Network 2025 Notes, the “Existing Notes”), for aggregate principal amount of up to $2,381,000,000 of 6.75% Senior Secured Notes due 2030 (the “EchoStar Exchange Notes”) and $1,950,000,000 of 3.875% Convertible Senior Secured Notes due 2030 (the “EchoStar Convertible Notes” and, together with the EchoStar Exchange Notes, the “EchoStar Notes”) to be issued by EchoStar.

Concurrently with the exchange offers, EchoStar is also soliciting consents (the “consent solicitations”) from each holder of the Existing Notes, upon the terms and conditions set forth in this prospectus, to certain proposed amendments (the “proposed amendments”) to (1) the Indenture, dated as of December 21, 2020, between DISH Network and U.S. Bank National Association, as trustee, as supplemented by the First Supplemental Indenture, dated as of December 29, 2023 (as further amended, modified or supplemented prior to the date hereof, the “DISH Network 2025 Indenture”), related to the DISH Network 2025 Notes, (2) the Indenture, dated as of August 8, 2016, between DISH Network and U.S. Bank National Association, as trustee (as supplemented by the First Supplemental Indenture, dated as of December 29, 2022, the “DISH Network 2026 Indenture” and, together with the DISH Network 2025 Indenture, the “DISH Network Indentures”), related to the DISH Network 2026 Notes and (3) the Existing Notes.

The exchange offers and consent solicitations commenced on October 10, 2024 and expired one minute after 11:59 p.m., Eastern time, on November 7, 2024.

The exchange offers and consent solicitations are made on the terms and subject to the conditions contained in the prospectus and consent solicitation statement, dated November 7, 2024 (the “Prospectus”), which forms a part of the Registration Statement on Form S-4, dated October 10, 2024, as amended by Amendment No. 1 to the Registration Statement on Form S-4, dated November 1, 2024, and Amendment No. 2 to the Registration Statement on Form S-4, dated November 5, 2024 (the “Registration Statement”). The Registration Statement was declared effective by the SEC on November 7, 2024.

This Amendment No. 3 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

This Schedule TO is being filed in satisfaction of the reporting requirements of  Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 4.   Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following:

“The exchanges offers and consent solicitations expired one minute after 11:59 p.m., New York City time, on November 7, 2024.

As of the expiration of the exchanges offers and consent solicitations, $1,818,794,000 aggregate principal amount, or approximately 92.9%, of the DISH Network 2025 Notes and $2,863,590,000 aggregate principal amount, or approximately 98.5%, of the DISH Network 2026 Notes had been validly tendered for exchange and not withdrawn and had delivered consents to the proposed amendment to the applicable DISH Network Indenture and the DISH Network Notes of the applicable series.

All of the Existing Notes validly tendered and not withdrawn have been accepted by EchoStar for exchange pursuant to the terms of the exchange offers and consent solicitations. A total of $2,287,738,216 aggregate principal amount of EchoStar Exchange Notes and $1,876,229,456 aggregate principal amount of EchoStar Convertible Notes will be issued in exchange for such tendered Existing Notes.

A total of $138,403,000 aggregate principal amount of DISH Network 2025 Notes and $45,209,000 aggregate principal amount of DISH Network 2026 Notes will remain outstanding following the consummation of the exchange offers and consent solicitations.

EchoStar expects that the settlement of the exchanges offers and consent solicitations will occur on November 12, 2024.

As EchoStar also received the necessary consents to amend the applicable DISH Network Indenture and the DISH Network Notes of the applicable series, the Existing Notes that will remain outstanding following the settlement of the exchange offers and consent solicitations will be subject to the terms of a supplemental indenture implementing the amendments approved by the consenting holders.”

Item 12. Exhibits.

Item 12(a) of the Schedule TO is hereby amended and supplemented by replacing exhibt (a)(1) with the final Propsectus that was filed by EchoStar on November 7, 2024 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ECHOSTAR CORPORATION

Date: November 8, 2024	By:	/s/ Paul W. Orban
	Name:	Paul W. Orban
	Title:	Executive Vice President and Chief Financial Officer, DISH

EXHIBIT INDEX

(a)(1)	Prospectus, dated November 7, 2024 (incorporated herein by reference to the Prospectus filed pursuant to Rule 424(b)(3) by EchoStar Corporation on November 7, 2024).
(a)(2)	Indenture, relating to the 0% Convertible Notes due 2025, dated as of December 21, 2020, by and between DISH Network Corporation and U.S. Bank National Association, as Trustee (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K of DISH Network Corporation filed December 22, 2020).
(a)(3)	Indenture, relating to the 3 3/8% Convertible Notes due 2026, dated as of August 8, 2016, by and between DISH Network Corporation and U.S. Bank National Association, as Trustee (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K of DISH Network Corporation filed August 8, 2016).
(a)(4)	First Supplemental Indenture, relating to the DISH 0% Convertible Notes due 2025, dated as of December 29, 2023, among DISH Network Corporation, EchoStar Corporation and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as Trustee (incorporated by reference from Exhibit 4.3 to the Current Report on Form 8-K of DISH Network Corporation filed January 2, 2024).
(a)(5)	First Supplemental Indenture, relating to the DISH 3.375% Convertible Notes due 2026, dated as of December 29, 2023, among DISH Network Corporation, EchoStar Corporation and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as Trustee (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K of DISH Network Corporation filed January 2, 2024).
(a)(6)	Not applicable.
(a)(7)	Not applicable.
(a)(8)	Form of DISH Network Corporation’s 0% Convertible Note due 2025 (included as part of Exhibit (a)(2)).
(a)(9)	Form of DISH Network Corporation’s 3 3/8% Convertible Note due 2026 (included as part of Exhibit (a)(3)).
(a)(10)	Form of Indenture between EchoStar Corporation, the guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee and as collateral agent, relating to the 6.75% Senior Secured Notes due 2030 (incorporated herein by reference from Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form S-4 filed by EchoStar Corporation on November 5, 2024).
(a)(11)	Form of EchoStar Corporation’s 6.75% Secured Note due 2030 (included as part of Exhibit (a)(10)).
(a)(12)	Form of Indenture between EchoStar Corporation, the guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee and as collateral agent, relating to the 3.875% Convertible Senior Secured Notes due 2030 (incorporated herein by reference from Exhibit 4.3 to Amendment No. 2 to the Registration Statement on Form S-4 filed by EchoStar Corporation on November 5, 2024).
(a)(13)	Form of EchoStar Corporation’s 3.875% Convertible Senior Secured Note due 2030 (included as part of Exhibit (a)(12)).
(a)(14)*	Press Release, dated October 10, 2024.
(a)(15)*	Letter of Transmittal.
(b)	Not applicable.
(d)(1)	Transaction Support Agreement, dated September 30, 2024, by and among EchoStar Corporation, DISH Network Corporation, and certain of their direct and indirect subsidiaries party thereto, and each Ad Hoc Group party thereto (incorporated by reference from Exhibit 10.2 to EchoStar Corporation’s Current Report on Form 8-K filed on September 30, 2024).
(d)(2)	Commitment Agreement, dated September 30, 2024, by and among EchoStar Corporation and the each Commitment Party thereto (incorporated by reference from Exhibit 10.3 to EchoStar Corporation’s Current Report on Form 8-K filed on September 30, 2024).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

* Previously filed.